SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                 SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                         CANANDAIGUA WINE COMPANY, INC.
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                                (Name of Issuer)

              Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                               137 219 20 0
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                                 (CUSIP Number)

David A. Rocker                    with a copy to:
Suite 1759                         Robert G. Minion, Esq.
45 Rockefeller Plaza               Lowenstein, Sandler, Kohl,
New York, NY 10111                    Fisher & Boylan, P.A.
(212) 397-1220                     65 Livingston Avenue
                                   Roseland, New Jersey 07068
                                   (201) 992-8700
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                       (Name, Address and Telephone Number
          of Persons Authorized to Receive Notices and Communications)

                                 March 20, 1996
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note:   Six  copies  of  this statement, including  all  exhibits,  should  be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1)    Names  of  Reporting Persons (S.S. or I.R.S. Identification  Nos.
      of Above Persons):

             David A. Rocker  ###-##-####
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2)    Check  the  Appropriate  Box  if  a  member  of  a  Group   (See
      Instructions):

            (a)   Not
            (b)   Applicable
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3)    SEC Use Only
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4)    Source of Funds (See Instructions):  WC
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5)    Check  if  Disclosure of Legal Proceedings is  Required  Pursuant
      to Items 2(d) or 2(e):

            Not Applicable
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6)    Citizenship or Place of Organization:

       United States
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      Number of Shares Beneficially    7)  Sole  Voting   Power:  785,000*
      Owned by Each Reporting          8)  Shared Voting Power:       0
      Person With:                     9)  Sole Dispositive Power: 785,000*
                                      10)  Shared Dispositive Power:    0
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11)   Aggregate  Amount  Beneficially Owned by Each  Reporting  Person:
      785,000*
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12)   Check  if  the  Aggregate Amount in  Row  (11)  Excludes  Certain
      Shares (See Instructions):

       Not Applicable
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13)   Percent of Class Represented by Amount in Row (11):    4.8%*
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14)   Type of Reporting Person (See Instructions):  IA, IN
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- -------------------------
* Rocker Partners, L.P., a New York limited partnership, owns the 785,000 shares of Canandaigua Wine Company, Inc. Class A Common Stock described herein. David A. Rocker serves as the sole managing partner of Rocker Partners, L.P. and possesses voting and investment control over all securities owned by Rocker Partners, L.P.

Item 5.  Interest in Securities of the Issuer.

        Based  upon  the  information  contained  in  Canandaigua   Wine

Company,  Inc.'s Quarterly Report on Form 10-Q for the period  ended  November

30,  1995,  as  of  January  11,  1996,  there  were  issued  and  outstanding

16,246,046  shares  of Canandaigua Wine Company, Inc. Class  A  Common  Stock.

As  of  March  20, 1996, Rocker Partners, L.P. owned 785,000 of  such  shares,

or  4.8%  of  those outstanding.  David Rocker possesses sole  power  to  vote and  direct  the disposition of the shares of Canandaigua Wine  Company,  Inc.

Class  A  Common  Stock owned by Rocker Partners, L.P.  The  only  transaction by  Rocker  Partners, L.P. in shares of Canandaigua Wine Company,  Inc.  Class

A  Common  Stock  during the past sixty days was the March 20,  1996  delivery of  11,479  shares  owned  by  Rocker Partners,  L.P.  to  close-out  a  boxed position  in  Canandaigua Wine Company, Inc. Class  A  Common  Stock  held  by

Rocker Partners, L.P.*.

              On  November  22,  1995,  David  A.  Rocker  ceased  to  be  the beneficial  owner for Regulation 13D purposes of more than 5%  of  Canandaigua

Wine Company, Inc. Class A Common Stock.



                                    Signature

             After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                        April 2, 1996


                                        /s/ David A. Rocker
                                        --------------------------
                                        David A. Rocker, as the managing partner
                                        of Rocker Partners, L.P.


ATTENTION:    INTENTIONAL  MISSTATEMENTS  OR  OMISSIONS  OF  FACT   CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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       *    This  information amends the information set  forth  in  Amendment
No. 12 with respect to the March 20, 1996 transaction by Rocker Partners, L.P. in shares of Canandaigua Wine Company, Inc. Class A Common Stock.